September 1, 2023

VIA EDGAR

To:	Mr. Robert Arzonetti
Ms. Susan Block
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Solowin Holdings
Registration Statement on Form F-1, as amended
File No.: 333-271525

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Solowin Holdings (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. Eastern Time on September 6, 2023, or as soon thereafter as practicable.

Please contact Kevin (Qixiang) Sun of Bevilacqua PLLC, counsel to the Company, at (202) 869-0888, ext. 101, to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter. The Company understands that the representative of the underwriters, on behalf of the prospective underwriters of the offering, has joined in this request in a separate letter filed with the Securities and Exchange Commission today.

Very truly yours,

Solowin Holdings

/s/ Shing Tak Tam
By:	Shing Tak Tam
Title:	Chief Executive Officer